SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

THE NEW YORK TIMES COMPANY

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

650111107

(CUSIP Number)

Arthur Lev, Esq.

Morgan Stanley

1221 Avenue of the Americas

New York, NY 10020

(212) 296-7272

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 17, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 650111107	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley IRS #36-314-5972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.
NUMBER OF SHARES	7	SOLE VOTING POWER Less than 5%
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Less than 5%
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER Less than 5%
	10	SHARED DISPOSITIVE POWER Less than 5%
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14		TYPE OF REPORTING PERSON CO, HC

CUSIP No. 650111107	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The country of citizenship is the United Kingdom.
NUMBER OF SHARES	7	SOLE VOTING POWER Less than 5%
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER Less than 5%
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14	TYPE OF REPORTING PERSON IA, CO, HC

CUSIP No. 650111107	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This is the fourth amendment to the Schedule 13D, which was originally filed on April 18, 2006.

This statement relates to the Class A common stock, $0.10 par value (the “Class A Common Stock”), of The New York Times Company, a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 229 W. 43rd St., New York, New York 10036.

Item 2.	Identity and Background.

(a) This statement is filed jointly by the entities listed below which are referred to herein as the “Reporting Persons”:

(i) Morgan Stanley, a company organized in the State of Delaware (“MS”); and

(ii) Morgan Stanley Investment Management Limited, a limited company organized under the laws of England and Wales (“MSIM”) and is a wholly-owned subsidiary of MS.

Item 4.	Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby amended by the addition of the following:

The Reporting Persons are filing this amendment to disclose, as described below, that the Reporting Persons beneficially own in the aggregate less than 5% of the outstanding shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 4 of the original Schedule 13D is hereby amended by the addition of the following::

(a)(b) The Reporting Persons currently beneficially own in the aggregate less than 5% of the outstanding shares of Class A Common Stock of the Issuer.

(c)(d) Not applicable

(e) On October 17, 2007, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Class A Common Stock.

CUSIP No. 650111107	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.
Exhibit 2:	Joint Filing Agreement**

** Previously filed.

CUSIP No. 650111107	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007	Morgan Stanley

/s/ Jill Ostergaard
By: Jill Ostergaard
Title: Authorized Signatory

Morgan Stanley Investment Management Limited

/s/ Jackie King
By: Jackie King
Title: Authorized Signatory